Charles F. Hertlein, Jr.

(513) 977-8315

hertlein@dinslaw.com

July 9, 2001

Karen J. Garnett

Assistant Director

Division of Corporation Finance, Mail Stop 0409

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: MedPlus, Inc.

        Preliminary Proxy Statement on Schedule 14A

        Filed May 21, 2001

        File No. 000-24196

Dear Ms. Garnett:

This letter is in response to the Commission's letter of June 22, 2001 relative to the above Preliminary Proxy Statement and addresses Comment No. 1 to Schedule 14A contained in the Commission's letter. The Staff's Comment No. 1 to Schedule 14A concerns the applicability of Rule 13e-3. We intend to respond to the Staff's other comments separately. We respectfully advise the Staff that we are of the opinion that Quest Diagnostics Incorporated ("Quest Diagnostics") is not an "affiliate" of MedPlus, Inc. ("MedPlus") because it does not control MedPlus and that Rule 13e-3 is therefore inapplicable to the merger.

Background

Quest Diagnostics became a customer of MedPlus in 1998. For the past three years, Quest Diagnostics has been a customer of MedPlus for its OptiMaxx and Step2000(R) products and more recently, its eHealth business. On June 19, 2000, MedPlus entered into a stock subscription agreement with Quest Diagnostics Ventures LLC, a wholly-owned subsidiary of Quest Diagnostics, pursuant to which Quest Diagnostics Ventures provided approximately $9.5 million in equity financing to MedPlus. In addition to the equity financing received by MedPlus, Richard A. Mahoney, MedPlus' Chief Executive Officer, sold 100,000 shares of MedPlus common stock to Quest Diagnostics Ventures at the same price per share as Quest Diagnostics Ventures paid MedPlus. In total, Quest Diagnostics Ventures acquired 1,918,465 shares of common stock, representing 18.4% of MedPlus' voting stock, at the then-market price of approximately $5.22 per share, becoming the third largest shareholder of MedPlus. The proceeds from the equity financing were utilized to fund working capital and investing activities and to repay certain subordinated debentures. MedPlus also issued Quest Diagnostics Ventures a warrant to purchase a total of 2,884,513 shares of common stock with an exercise price of $5.73 per share (which has not been exercised). In connection with the equity financing, MedPlus agreed to use its best efforts to maintain one designee of Quest Diagnostics Ventures on its Board. Since the equity financing, Quest Diagnostics Ventures has acquired no additional shares of MedPlus stock, and accordingly, Quest Diagnostics continues to own 18.4% of MedPlus' voting stock. Separately, MedPlus and Quest Diagnostics entered into a sales and marketing agreement.

In the late summer and fall of 2000, MedPlus' management determined that this equity financing received from Quest Diagnostics, in addition to expected future revenues, would not be sufficient to satisfy its anticipated future obligations. After the Board of Directors investigated various financing alternatives, in December 2000 MedPlus executed an agreement with a private investment fund, Crossover Ventures, Inc., for an equity line of credit of up to $15 million. This arrangement allowed MedPlus, at its sole discretion, and subject to certain restrictions, to periodically sell or put shares of its common stock to the fund. However, due to the limitations on the amount of money that could be funded through the equity line of credit, MedPlus' management determined in early 2001 that the equity line of credit would be insufficient to meet its working capital needs. In January 2001, after exploring various alternatives, MedPlus' management entered into arm's length discussions and negotiations with Quest Diagnostics with respect to the possible sale of MedPlus. On April 25, 2001, after extensive negotiations during which MedPlus was advised by separate outside legal and financial advisors, MedPlus and Quest Diagnostics entered into an Agreement and Plan of Merger. Pursuant to the Agreement and Plan of Merger, a wholly-owned subsidiary of Quest Diagnostics will merge into MedPlus, and all holders of MedPlus common stock and preferred stock (other than Quest Diagnostics) will receive $2.00 per share in cash.

Simultaneously with the execution of the Agreement and Plan of Merger, MedPlus and Quest Diagnostics entered into an arm's length secured credit agreement. Pursuant to the credit agreement, Quest Diagnostics agreed to loan MedPlus up to $5 million. MedPlus must repay all amounts borrowed under the credit agreement by February 1, 2002. The advances under the credit agreement are secured by all of the assets of MedPlus and its subsidiaries. MedPlus has already used the proceeds from advances under the credit agreement for working capital purposes.

Discussion

For the reasons described below, it is our opinion that Quest Diagnostics does not "control" MedPlus within the meaning of Rule 12b-2 promulgated under the Exchange Act and therefore is not an "affiliate" of MedPlus. Accordingly, Rule 13e-3 does not apply to the merger.

SEC interpretive releases (see, for example, SEC Exchange Act Release No. 17719 (Apr. 13, 1981) and No. 16075 (Aug. 2. 1979)) and courts which have considered the issue have made clear that, for purposes of Rule 13e3, the existence of a control relationship does not turn solely upon the ownership of any specific percentage of securities, but rather on whether there is actual power, directly or indirectly, to direct or cause the direction of the management and policies of the target company. In fact, in numerous cases, some involving greater stock ownership percentages and/or greater board representation, courts have declined to find an affiliate relationship. See Woodward & Lothrop, Inc. v. Schnabel, 593 F. Supp. 1385 (D.D.C. 1984) (32% stock ownership and no standstill arrangement); Laven v. Flannagan, 695 F. Supp. 800 (D.N.J. 1988) (17.5% stock ownership and three of sixteen seats on the board of directors); Metge v. Baehler, 762 F.2d 621 (8th Cir. 1985) (17% stock ownership, control of subsidiary of the target company and no standstill arrangement); Travelers Inc. Co. v. Lewis, 756 F. Supp. 172 (S.D.N.Y. 1991) (20% ownership of voting stock, one of four directors and no standstill arrangement).

It is our opinion that Quest Diagnostics' ownership of 18.4% of MedPlus' voting stock does not of itself give it the ability, directly or indirectly, to direct or cause direction of the management and policies of MedPlus. Under MedPlus' Code of Regulations (which may only be amended by a majority of the voting power of the shareholders), shareholders may only act through a duly called meeting of shareholders at which a quorum is present (50% of the voting power) or through unanimous written consent. Even in the unlikely event that a shareholders' meeting was convened and a minimum quorum of 50% plus one share was present, at 18.4%, Quest Diagnostics would still lack the necessary voting power to exercise control in the meeting. Furthermore, this ownership position should be evaluated in the context of the total stock ownership of MedPlus. Quest Diagnostics is only the third largest shareholder of MedPlus. Richard A. Mahoney, the Chairman of the Board and Chief Executive Officer of MedPlus, through shares owned by him personally and as a trustee, owns over 21% of the voting stock of MedPlus, and has as a matter of fact exercised actual day-to-day control over the management and policies of MedPlus at all times from its inception to the present time. In addition, Edward L. Cahill, a member of the MedPlus Board, beneficially owns approximately 23% of the voting stock of MedPlus, primarily in the form of preferred stock with certain special investor protections (described below) which further restrict the ability of minority common shareholders such as Quest Diagnostics to exert control or influence over MedPlus. As a result of Mr. Cahill's beneficial ownership of 98% of the outstanding preferred stock, he effectively has a veto (through a class vote) over any acquisition of MedPlus or similar transaction. These percentages exclude stock that Mr. Mahoney and Mr. Cahill or their respective affiliates have the right to acquire under options or warrants.

In the absence of absolute control based on stock ownership, a determination as to whether control exists depends upon the particular factual circumstances of each case. See Metge v. Baehler, 762 F.2d 621 (8th Cir. 1985). To determine whether the requisite control is present, courts have considered a combination of factors, including (i) prior relationships between the directors of the target company and the acquirer; (ii) whether any director of the target company received compensation from the acquirer (other than through the sale of his or her shares); (iii) whether the acquirer sought to improperly influence the directors of the target company; and (iv) whether the target directors retained positions with the acquirer following the transaction. See Polar Int'l Brokerage Corp., 108 F. Supp. 2d 225 (S.D.N.Y. 2000).

Applying those factors to this case, first, MedPlus' Board currently consists of eight board members, seven of whom have no relationship whatsoever with Quest Diagnostics. Only one board member, Kenneth W. Freeman, is associated in any way with Quest Diagnostics. However, Mr. Freeman did not participate in any of the deliberations of the MedPlus Board regarding the merger, including its vote to approve the merger, and he did not participate in any of the merger negotiations, which were conducted on an arm's length basis, either on behalf of MedPlus or Quest Diagnostics. In fact, the MedPlus Board created a special committee to evaluate the terms of a potential transaction with Quest Diagnostics. In addition, under Ohio law, a majority of the Board constitutes a quorum and a majority of those present at a meeting can take action. The one director with a relationship to Quest Diagnostics (out of eight total directors) cannot therefore affect the actions of the MedPlus Board of Directors. Second, the only director of MedPlus who has ever received compensation from Quest Diagnostics is Mr. Freeman, in his capacity as an employee of Quest Diagnostics and not in his capacity as director of MedPlus. Third, Quest Diagnostics did not seek to improperly influence the directors of MedPlus. As noted above, Mr. Freeman recused himself from participating in the merger negotiations and did not participate in any of the MedPlus Board deliberations regarding the merger. Furthermore, KPMG Consulting, financial advisors to MedPlus, who opined as to the fairness of the merger consideration, were engaged by MedPlus and have no relationship whatsoever with Quest Diagnostics. Lastly, except for Mr. Freeman, MedPlus' directors will not remain as directors of the surviving corporation following the merger and will not become directors of Quest Diagnostics. Mr. Mahoney and Mr. Present, officers and directors of MedPlus, will continue to be employed by MedPlus following consummation of the merger, which Quest Diagnostics required as a condition precedent to entering into the merger agreement.

Finally, while Quest Diagnostics owns a warrant to purchase 2,884,513 shares of MedPlus common stock at an exercise price of $5.73 per share, we are informed that Quest Diagnostics does not intend to exercise such warrant prior to the merger; indeed, doing so would be economically irrational in light of the $2.00 per share merger price. The warrant therefore should not be included when calculating Quest Diagnostics' percentage ownership in MedPlus for purposes of this inquiry. Quest Diagnostics required as a condition precedent to entering into the merger agreement that certain shareholders of MedPlus agree to support the merger and vote in favor of the merger and against alternative transactions. Accordingly, Quest Diagnostics and such shareholders entered into a voting agreement. Although the voting agreement grants Quest Diagnostics a proxy to vote the shares of such shareholders, the proxy is strictly limited to the vote on the merger and applies to no other matter. Therefore, the voting agreement and the proxy are not relevant to determining whether or not Quest Diagnostics is an affiliate of MedPlus.

Provisions of the Stock Subscription Agreement Restricting Quest Diagnostic's Rights

Our opinion that Quest Diagnostics does not "control" MedPlus rests also upon certain provisions of the Stock Subscription Agreement which limit Quest Diagnostics' rights as a shareholder of MedPlus. A copy of the relevant provisions of the Stock Subscription Agreement (Section 6(a) and (b)) is enclosed herewith for the Staff's reference. These provisions include (i) a standstill provision prohibiting Quest Diagnostics from purchasing any MedPlus common stock from any person or entity other than MedPlus, in the open market or otherwise, except with the prior written consent of MedPlus' Board of Directors, until June 19, 2005, and (ii) an obligation on the part of MedPlus to use its best efforts to maintain one designee of Quest Diagnostics as a member of the MedPlus Board of Directors, which consists of eight members, so long as Quest Diagnostics remains the holder of at least 10% of the total outstanding common stock of MedPlus, and accordingly, Quest Diagnostics is not ensured a seat on the MedPlus Board. The standstill provision decreases the ability of Quest Diagnostics to acquire additional stock of MedPlus without the voluntary consent of MedPlus. This provision also completely negates any leverage Quest Diagnostics might exert over MedPlus management by threatening to launch a hostile tender offer or otherwise increasing its ownership of MedPlus stock if policies favored by Quest Diagnostics were not enacted by MedPlus, and indeed, was intended to prevent Quest Diagnostics from acquiring "control" of MedPlus.

Pursuant to the Stock Subscription Agreement with MedPlus and the Stock Purchase Agreement with Richard A. Mahoney, Quest Diagnostics acquired a total of 1,918,465 shares of common stock. Each share of common stock represents one vote and does not entitle the holder to special voting rights. In contrast, MedPlus' preferred shareholders who own approximately 28% of the total voting stock of the Company have specially negotiated negative covenants and other customary investor protection provisions, which make it impossible for MedPlus to take various corporate actions without the prior consent of the preferred shareholders. These actions include, among others, the merger or other acquisition of MedPlus. A copy of the relevant preferred stock provisions (Section 4 of MedPlus' Amended Articles of Incorporation) is enclosed herewith for the Staff's reference. In light of the restrictions of the preferred stock and Mr. Mahoney's practical possession of actual control of MedPlus, we do not believe it would be possible for Quest Diagnostics to exercise any control over MedPlus.

Arm's Length Relationship Between MedPlus and Quest Diagnostics

As more fully described in the proxy statement, all negotiations among Quest Diagnostics and MedPlus leading to the execution of the Agreement and Plan of Merger were conducted on an arm's length basis, without any participation by Quest Diagnostics' designee on MedPlus' Board of Directors. In fact, the Board of Directors formed a special committee to negotiate the transaction, in which Mr. Freeman, the Quest Diagnostics designee to the MedPlus Board, and Mr. Mahoney and Mr. Present, two employees of MedPlus who will continue to be employed at MedPlus following consummation of the merger, did not participate, but Edward L. Cahill, the representative of the second largest shareholder of MedPlus, did participate. MedPlus was represented by independent legal and financial advisors throughout such negotiations. MedPlus' financial advisor, KPMG Consulting, rendered a written opinion to the Board that, as of the date of such opinion, the cash offer of $2.00 per share of common stock was fair, from a financial point of view, to MedPlus' public shareholders. MedPlus also explored numerous alternatives to the merger with Quest Diagnostics prior to entering into negotiations with Quest Diagnostics. Quest Diagnostics' initial offer to MedPlus was $1.50 per share of common stock, which after negotiation, was increased to $2.00 per share. The parties made a public announcement on April 2, 2001 that they were commencing negotiations with respect to a merger for consideration of $2.00 per share of MedPlus common stock. The negotiation process lasted over three weeks prior to execution of definitive transaction agreements. During this period, no third party made any contact with MedPlus with respect to any alternative proposal or transaction. During this period, MedPlus would not have had to pay any fee to Quest Diagnostics or reimburse Quest Diagnostics for any expenses that Quest Diagnostics may have had incurred if MedPlus had received and accepted an unsolicited higher offer. The facts that MedPlus actively explored numerous alternative transactions and, through vigorous negotiations with Quest Diagnostics was able to secure a 34% increase in the price suggest to us that Quest Diagnostics did not "control" MedPlus.

Similarly, the commercial arrangements between Quest Diagnostics and MedPlus, which were negotiated on an arm's length basis well prior to the execution of the Agreement and Plan of Merger, do not give Quest Diagnostics any ability to influence or direct the activities of MedPlus. No revenues to date have been derived by MedPlus pursuant to the sales and marketing agreement with Quest Diagnostics, and for MedPlus' fiscal year ending January 2001, the revenues otherwise attributable to Quest Diagnostics were only 6.8% of MedPlus' total revenues. MedPlus' management expects this to continue for fiscal year 2002.

Additionally, we understand that Quest Diagnostics accounts for its initial investment in MedPlus on a cost-basis accounting and not on an equity basis, which necessarily means that Quest Diagnostics, and presumably its auditors, have concluded that there is no element of control over MedPlus.

Conclusion

According to SEC interpretive releases and applicable case law, the existence of a control relationship does not turn solely upon the ownership of any specific percentage of securities, but rather on whether there is the ability to direct the management and policies of a company. This determination must be based on an evaluation of the totality of circumstances surrounding the relationship between the two companies. The standstill and other provisions of the Stock Subscription Agreement, as well as the other factors described above, effectively deprive Quest Diagnostics of any such ability to control MedPlus. The existence of a controlling shareholder, Mr. Mahoney, whose beneficial ownership in MedPlus' voting stock substantially exceeds that owned by Quest Diagnostics, also effectively deprives Quest Diagnostics of any ability to control MedPlus.

In addition, as MedPlus' Code of Regulations provides that a quorum is a majority of the voting power and that action can be taken by majority vote unless otherwise required by statute or the Articles of Incorporation, MedPlus is free to act without the approval of Quest Diagnostics. With respect to actions taken by the Board of Directors, a majority of the Board constitutes a quorum and a majority of those present at a meeting can take action. The one Quest Diagnostics' designee (out of eight board members) cannot therefore affect the actions of the MedPlus Board of Directors.

Finally, the commercial relationship between MedPlus and Quest Diagnostics has been conducted on an arm's length basis, as were the negotiations leading up to the execution of both the Stock Subscription Agreement and the Agreement and Plan of Merger. The revenues attributable to Quest Diagnostics in the last fiscal year were 6.8% of MedPlus' total revenues, none of which were derived from the sales and marketing agreement which to date has generated no revenues for MedPlus, thereby making it unlikely that Quest Diagnostics could exert significant commercial influence over MedPlus.

Since Quest Diagnostics does not control MedPlus, it is not an affiliate of MedPlus, and, accordingly, the merger is not subject to Rule 13e3.

* * *

Please direct any questions or comments to the undersigned at the address and telephone number set forth above.

Very truly yours,
DINSMORE & SHOHL LLP

Charles F. Hertlein, Jr.

CFH/AJA

Enclosures